EX-FILING FEES

Calculation of Filing Fees Table

SC TO-I
(Form Type)

CPG Carlyle Commitments Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	-		-	-
Fees Previously Paid	$58,960,000	(a)	0.01102%	$6,497.39	(b)
Total Transaction Valuation	$58,960,000	(a)
Total Fees Due for Filing				$0.00
Total Fees Previously Paid				$6,497.39	(b)
Total Fee Offsets				-
Net Fee Due				$0.00

(a) Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $6,497.39 was paid by CPG Carlyle Commitments Master Fund, LLC in connection with filing its Schedule TO-I (See Ironwood Multi-Strategy Fund LLC, et al. (April 20, 2017)).
(b) Calculated at 0.01102% of the Transaction Valuation.